21Vianet Group, Inc.

M5, 1 Jiuxianqiao East Road

Chaoyang District, Beijing, 10016

The People’s Republic of China

August 30, 2017

Stephen Krikorian, Accounting Branch Chief

Mengyao Lu, Staff Accountant

Office of Information Technologies and Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	21Vianet Group, Inc.

Form 20-F for the Fiscal Year Ended December 31, 2016

Filed April 12, 2017

File No. 001-35126

Ladies and Gentlemen:

This letter sets forth the Company’s response to the comments contained in the letter dated August 16, 2017 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the Company’s Form 20-F for the fiscal year ended December 31, 2016 (the “2016 20-F”). The “Company” is used in this letter to refer to 21Vianet Group, Inc., its subsidiaries, and its consolidated affiliated entities. The comments are repeated below and followed by the response thereto.

Item 3. Key Information

A. Selected Financial Data, page 3

1.	We continue to evaluate your response to prior comment 1 regarding your bad debt allowances provided for trade receivables and have the following comments. Provide us with the amounts of revenue you recognized from the two state-owned enterprise customers during fiscal 2016 and the most recent interim period. Confirm that you are not transacting with these customers subsequent to writing-off their receivable balances. Clarify why the receivables were deemed uncollectible while you identify these customers as “large and reputable and would generally not default on payments.” Indicate why you believe revenue recognition was appropriate for these customers when revenue was recognized and how you determined that collection was probable at that time. Tell us more about recent events such as loss of customers and the “clean-up” of long-aging receivables as mentioned in your earnings call on May 26, 2017. Indicate how you plan to provide disclosures in your future filings that address these events or trends, if material.

Response:

The Company respectfully advises the Staff that the net increase in bad debt allowances was primarily for one state-owned customer (“Customer A”), offset by a write-back of a relatively smaller allowance amount subsequent to collection in 2016 from the other state-owned customer (“Customer B”). Revenues of nil and RMB8 million from Customers A and B were recognized during fiscal 2016, respectively, and no revenue were recognized from both Customers A and B for the six months ended June 30, 2017. Subsequent to the writing-off of Customer A’s receivable balances, the Company had no further transactions with Customer A. At the time of revenue recognition, the Company determined all required revenue recognition criteria under ASC 605 were met, including the reasonable assurance of collectability based on customers’ background and credit history. Subsequent to the recognition of revenue, certain amounts of Customer A’s receivables were collected. However, a subsequent change in management of Customer A in year 2015 resulted in a dispute on the remaining outstanding balance to be settled with the Company. After many collection efforts have been made in 2016, the Company deemed the amounts as not collectible and provided for bad debt. The Company believed this bad debt allowance due to change in management was one-off and should not impact the revenue previously recognized.

Due to the competitive landscape in the industry which the Company operates, there were recent events in 2017 such as loss of certain customers and “clean-up” of long-aging receivables as mentioned in its earnings call on May 26, 2017. The Company respectfully advises the Staff that this “clean-up” refers to certain long-aging receivables which the Company deemed as no longer collectible as the Company has exhausted all efforts of collection. At the point of revenue recognition, the Company determined that the collectability was assured by performing relevant credit and background checks of the customers. In addition, the customers had demonstrated collectability for a reasonable period of time subsequent to the point of revenue recognition. Therefore, the Company does not believe these are known trends or uncertainties which would require disclosures under Item 5.D. of Form 20-F. However, the Company will provide appropriate disclosures in future filings if there are any known trends which may have a material impact on its financial statements.

2.	In your response to prior comment 1, you mentioned that RMB 37.9 million of bad debt allowance was provided for your loan receivable from a related party. Please provide corresponding disclosure in your future filings pursuant to ASC 850-10-50, if a material receivable balance from this party remains outstanding. Tell us how you assessed the recoverability of the remaining receivables from this party as of December 31, 2016, if any.

Response:

The Company respectfully advises the Staff that other than the bad debt allowance of RMB 37.9 million mentioned in our prior response 1, there is no other receivable balance from this party that remains outstanding as of December 31, 2016.

Discussion of Non-GAAP Financial Measures, page 5

3.	Similarly to your response to prior comments 2, please ensure the reconciliations with the most directly comparable GAAP measures are provided for your segment Adjusted EBITDA in your future earnings releases. Refer to Item 100(a) of Regulation G.

Response:

The Company respectfully advises the Staff that the Company has included the reconciliations with the most directly comparable GAAP measures for our segment Adjusted EBITDA in its most recent second quarter earnings release and will continue to provide such disclosures in its future earnings releases pursuant to Item 100(a) of Regulation G

4.	We note your response to prior comment 3. Please ensure in your future earnings releases that the tax effect of your non-GAAP adjustments is disclosed as a separate reconciling item. Disclose in future filings and in earnings releases how you determined the income tax effects. Refer to Question 102.11 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

Response:

The Company respectfully advises the Staff that the Company has disclosed the tax effect of our non-GAAP adjustments as a separate reconciling item and how the tax effect is determined in its most recent second quarter earnings release. The Company will continue to provide such disclosures in its future earnings releases pursuant to Question 102.11 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

Item 5. Operating and Financial Review and Prospects

Critical Accounting Policies

Goodwill, page 84

5.	Tell us whether your MNS reporting unit was at risk of failing step 1 and the percentage by which its estimated fair value exceeded its carrying value as of October 1 and December 31, 2016, respectively. Please tell us whether you conducted a more recent impairment assessment. In this regard, indicate whether the sustained decrease in your market capitalization and continued losses in your MNS reporting unit have triggered an impairment test. If not, explain in detail why you believe a triggering event has not occurred. Refer to ASC 350-20-35-30. Further, consider adding disclosures to future filings if goodwill impairment charge could occur if the market capitalization and MNS’s results do not improve. In addition, to the extent any reporting unit is at risk of failing step 1, ensure your future filings disclose the following:

•	The percentage by which fair value exceeded carrying value as of the date of the most recent impairment test;

•	How the key assumptions were determined and the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible; and

•	A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Alternatively, if true, disclose that material goodwill does not exist at reporting units that are at risk of failing step 1 or that no reporting units are at risk.

Response:

The Company respectfully advises the Staff that the MNS reporting unit was not at risk of failing step 1 as of October 1 and December 31, 2016 as the percentages by which its estimated fair value exceeded its carrying value were 8% and 14%, respectively. Given the sustained decrease in its market capitalization and continued losses in the MNS reporting unit in 2017, the Company is currently in the process of performing step 1 of the quantitative impairment test. Up to the date of this response letter, the Company has not completed the assessment. The Company will account for this accordingly in the future period once the impairment assessment has been completed.

The Company advises the Staff that it will include the disclosure of whether any reporting units are at risk of failing step 1 and to the extent that any reporting unit is at risk of failing step 1 of the impairment test in its future filings, include the above necessary disclosures.

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If you have any additional questions or comments regarding the 2016 20-F, please contact the undersigned at +86 10 8456 2121 or the Company’s U.S. counsel, Will Cai of Skadden, Arps, Slate, Meagher & Flom LLP at +852 3740-4891.

Very truly yours,

/s/ Terry Wang
Terry Wang Chief Financial Officer

cc:	Steve Zhang, Chief Executive Officer, 21Vianet Group, Inc.

Z. Julie Gao, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Will Cai, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Henry Song, Ernst & Young Hua Ming LLP

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